Exhibit 99.2

SASOL LIMITED GROUP SASOL ANNUAL FINANCIAL STATEMENTS 202224REMUNERATION REPORT | REMUNERATION AT A GLANCE Shareholder feedback Non-binding advisory votes on the Remuneration Policy and Implementation Report eight.LPsix.LP,nine.LPzero.LPpercent.LP eight.LPsix.LP,one.LPone.LPpercent.LP eight.LPsix.LP,four.LPsix.LPpercent.LP REMUNERATION POLICY IMPLEMENTATION REPORT NON-EXECUTIVE DIRECTORS’ FEESNOVEMBER 2021 Our Remuneration Philosophy Our Remuneration Philosophy is to use internally equitable and externally competitive, affordable salary, benefits and incentive structures to attract, retain and motivate qualified, skilled and engaged employees to work towards achieving the Group’s strategic objectives in a values-driven manner and to create stakeholder value responsibly and sustainably.Our Remuneration Policy Minimal policy changes were made during 2022. FORFORFOR

SASOL LIMITED GROUP CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
SASOL LIMITED COMPANY
OTHER

2022 remuneration outcomes: actual vs policy (as at 30 June 2022)

Members of the Group Executive Committee


%
800
700
600
500
400
300
200
100
0
President and Chief Executive Officer
Chief Financial Officer
Group Executive Committee (including other directors)
100
100
115
150
100
259
248
100
87
187
100
100
90
125
100
203
206
100
83
100
100
75
110
100
169
182
100
61
123
Threshold
Target
Max
2022[1,4]
Threshold
Target
Max
2022[1,2]
Threshold
Target
Max
2022[1,3,5]
Annual base salary/Total Guaranteed Package (TGP)
STI
LTI

1. The percentages achieved for 2022 is reflected as a percentage of salary/TGP.
2. Mr Victor only received an STI for 2022. All unvested LTIs lapsed on his final day of service.
3. Value for non-SA GEC member was converted to rand using June 2022 average daily exchange rates.
4. Mr Grobler's LTIs represent 54,31% of the award made to him at the time of his appointment to President and CEO, valued at period end.
5. For Messrs Griffith and Brand, LTIs include 54,31% of the awards made to them at the time of their appointment to the GEC, valued at period end.

The Committee reviewed and approved the following policy changes for 2022:

- Weighted short-term incentive targets: Short-term incentive calculation based on a weighted score in respect of the Group and Business Unit performance goals with individual performance being a multiplier. In 2021 only a group scorecard was used
- Final reduction in target LTI award for CEO and CFO was implemented
- LTI Plan changes to become effective from 2023, subject to shareholders' approval

	Fixed Pay	Short-Term Incentives	Long-Term Incentives
STRATEGIC INTENT	• Attraction and retention of key employees • Internal equity and external competitiveness • Recognition of individual performance • Benchmarked to location market median	• Promote value creation including safe and sustainable performance • Alignment with Group and Business Unit financial and non-financial performance goals • Personal performance used as a multiplier in the final calculation • Additional penalty for fatalities	• Attraction and retention of senior employees and scarce and critical skills • Alignment with shareholders' long-term interests • Three to five year vesting periods • Minimum shareholding requirements for Prescribed Officers and executive directors
ELIGIBILITY	• All permanent employees	• All permanent employees	• Senior Management and above

FREQUENCY OF PAYMENT/ SETTLEMENT	• Monthly/bi-weekly (USA only)	• Annually in September	• Subject to achievement of performance and time targets:
			  • Senior Management & Leadership: three years
			  • Senior Leadership and Group Executive: 50% after three years; 50% after additional two years (performance shares)
			  • Group Executive: Five years for restricted shares (no performance targets)

EMOLUMENTS	• Cash/basic salary and benefits	• Cash	• Cash or Equity Settled (region dependent)

SASOL ANNUAL FINANCIAL STATEMENTS 2022 25

SASOL LIMITED GROUP

REMUNERATION REPORT | CHAIRMAN'S LETTER



"The Committee's key task is to ensure that executive remuneration is aligned with stakeholder value creation in the context of the short, medium and long-term strategy. On the back of a satisfactory set of business results, we believe that this alignment has been achieved."

Mpho Nkeli
Chairman of Remuneration Committee

KEY MESSAGES

- Reward outcomes align with Company performance
- Bolstering Executive Leadership
- Benchmarking of Executive and Non-Executive Director Remuneration
- Increased emphasis on Environmental, Social and Governance (ESG) measures aligning with Sasol's long-term strategic priorities



Dear stakeholder

In the first half of 2022, Sasol benefited from a more favourable macroeconomic environment and increased demand for our products.

The second half of 2022 presented new challenges, including the devastating floods in KwaZulu-Natal (KZN) and the impact of the Russia-Ukraine conflict. Challenges at some of our South African Operations resulted in lower fuel and chemical production as well as a reduced ability to export products due to the extreme weather events which impacted the KZN province of South Africa.

Sasol cares deeply for our people, planet and communities. As such, and in addition to providing support to our own employees impacted by this tragedy, we rallied behind non-profit organisations and community development agencies to provide support to communities affected by the KZN floods. Sasol also joined organisations and people from all over the world in support of humanitarian relief efforts in Ukraine.

Tragically, we continued to lose employees who succumbed to complications related to the COVID-19 pandemic and were also deeply saddened by six workplace fatalities in 2022. The Committee wishes to express its condolences to all who have lost loved ones in this period.

Through both financial and non-financial means, including wellness programmes, Sasol supported the families of employees who passed on in the year.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 26

SASOL LIMITED GROUP CONSOLIDATED FINANCIAL STATEMENTSSASOL LIMITED COMPANYOTHERNOTES TO THE FINANCIAL STATEMENTS SASOL ANNUAL FINANCIAL STATEMENTS 202227The year under reviewCOVID-19 and its impactsSadly, by 30 June 2022, 94 Sasol employees had succumbed to COVID-19. We mourn their loss and extend our heartfelt condolences to their families, friends and colleagues. Despite the easing of COVID-19 regulations, Sasol continues to conduct risk assessments and observe COVID-19 protocols. We also continue to provide various forms of support to employees, including access to emotional wellbeing programmes. All employees are offered membership of health insurance, retirement, death and disability plans as part of their employment contracts. Membership of funeral plans is optional.In the latter part of 2022 those office-based employees who had previously worked from home returned to the workplace on hybrid workplace arrangements. Employees exposed to COVID-19 or who fell ill from the virus were granted paid leave for the period of absence. No employees had to claim from the South African government’s COVID-19 relief fund to replace salaries lost as a result of suspended operations, nor did they have to take unpaid leave.Changes to the Group Executive CommitteeMr Riaan Rademan, a former Sasol group executive who retired in 2017, was appointed as the Executive Vice President of Mining effective 9 March 2022. He will assist in stabilising our mining business and advancing our recovery plans. His appointment is for a period of 16 months, with an option to extend the term. Mr Rademan does not participate in the Group’s LTI plan.On 30 June 2022, Sasol bid farewell to Chief Financial Officer Mr Paul Victor. We welcomed Mr Hanré Rossouw who was appointed CFO designate effective 4 April 2022. Mr Rossouw officially assumed the role of Executive Director and CFO on 1 July 2022.We announced the retirement of Mr Bernard Klingenberg, from August 2022, and the appointment of Mr Simon Baloyi as the Executive Vice President: Energy Operations and Technology effective 1 April 2022.The following table lists the three main concerns raised by shareholders during 2022 and Sasol’s response: Shareholder concernsSasol’s responses• Adjusted EBITDA measure in the Long-Term Incentive Plan is not considered to be appropriate as it is subject to too many uncontrollable factors with discretion in the application of adjustments.This measure will be removed for 2023.• Peer group for relative Total Shareholder Return (rTSR) (LTI) measure excludes larger comparator companies.The peer group for purposes of determining rTSR was adjusted to include larger comparator companies and was split from the peer group used for executive and non-executive benchmarking purposes where the inclusion of large comparator companies is not considered appropriate.• ROIC (LTI) measure should be reconsidered given the low level of capital spend on large-scale projects.Sasol is entering a phase where capital investments will again be made ensuring ongoing growth of the business and capitalising on new opportunities, especially through developing new low carbon value pools in Energy. As a result, Sasol is retaining this measure. Shareholder feedbackAt our Annual General Meeting (AGM) in November 2021, support for the Remuneration Policy increased to 86,90% from 71,46% in 2020. We were also pleased that there was an increase in shareholder support in respect of the Implementation Report, with 86,11% of votes represented at the AGM in support of the non-binding advisory resolution compared to 43,21% in 2020. Sasol continued to engage with investors to understand their concerns and ensure that reasonable requests which the Committee believes would improve the Remuneration Policy and the way it is implemented are addressed as best as possible and in the best interests of the Company. Although there was no requirement to meet with investors, we continued to do so and appreciate the candid and constructive feedback. two.LTzero.LTtwo.LTone.LP eight.LPsix.LP.nine.LPzero.LPpercent.LP two.LTzero.LTtwo.LTone.LP eight.LPsix.LP.one.LPone.LPpercent.LP two.LTzero.LTtwo.LTzero.LT seven.LPone.LP.four.LPsix.LPpercent.LP two.LTzero.LTtwo.LTzero.LT four.LPthree.LP.two.LPone.LPpercent.LP two.LTzero.LTone.LTnine.LT eight.LPthree.LP.three.LPseven.LPpercent.LP two.LTzero.LTone.LTnine.LT seven.LPone.LP.six.LPfive.LPpercent.LP Non-binding advisory votes on the Remuneration Policy and Implementation ReportREMUNERATION POLICY IMPLEMENTATION REPORT

SASOL LIMITED GROUP REMUNERATION REPORT | CHAIRMAN’S LETTER (CONTINUED) SASOL ANNUAL FINANCIAL STATEMENTS 202228Key Committee decisions Performance against the Group STI targets was mostly below or on-target, with a total score of 64,35% of the 150% maximum on the Group STI scorecard. Consistent with previous years, and in line with our policy, normalisation for factors outside of management’s control was applied. The two areas where minimal discretion was applied are detailed in the Implementation Report. The sales volumes target was missed due to feed stock supply and operational issues. The Committee was comfortable with Cash Fixed Cost and Capital expense management and pleased with the progress made on Sasol ecoFT. For incentive purposes, an 18% penalty was applied due to the tragic loss of six of our employees and the disappointing high severity injury (HSI) rate in the year. The business is reporting five fatalities, as the one HSI happened in 2021. The Board requested the implementation of a safety remediation plan.Excluding the President and CEO, members of the GEC also participated in the Chemicals and/or Energy BU STI plan. The final approved score for Chemicals was 108,09% and for Energy was 100,95%. More detail on the calculations is provided in the Implementation Report.The Committee believes that this outcome is a fair representation of the results which were achieved across all financial and non-financial metrics in 2022.For members of the GEC, subject to further service criteria being met, LTIs issued in 2020 will vest at 54,31%. These were subject to performance targets over the period 1 July 2019 – 30 June 2022. The Committee is concerned about the continuous low level of vestings on the LTI plan but believes that it is reflective of both the Group’s absolute performance and performance relative to the market over the past three years and hence agreed to not amend the final vesting percentage.Severe cash cost pressures in recent years meant that members of management at Sasol had not received salary increases for a number of years from 2016. In 2022, the Committee requested an extensive benchmarking exercise and, as a result, awarded members of the GEC higher-than-inflation increases in October 2021. We also approved location-specific inflation-related percentage increases for the October 2022 salary increase cycle for employees outside of collective bargaining units, including members of the GEC.As previously reported, the vesting of long-term incentives awarded as part of the annual LTI award on 4 December 2020 are subject, inter alia, to the achievement of a set of performance targets. Among them is the ESG target of implementing 150 MW of renewable energy capacity by 30 June 2023. Subsequent to December 2020, Sasol’s ability to achieve this target has been affected by unforeseen delays, including the sale of air separation units to Air Liquide, the inclusion of Air Liquide as a partner in our Renewable Energies programme in Secunda and constrained supply in South Africa. Considering these factors as well as the macro impacts on the acquisition of renewable energy, the final implementation date will only be known in 2023. The Committee will consider this matter during 2023 in view of the uncontrollable events external to the organisation.Shareholders will be requested to approve the new LTI plan at the 2022 AGM. The main changes from the 2016 LTI plan are specifically related to the introduction of a post-termination shareholding requirement for members of the GEC, and the removal of the accelerated vesting regime for all participants whose services are terminated under good leaver provisions, thus ensuring awards vest at their normal vesting date. Following concerns raised by shareholders, an extensive review of the structure and quantum of the Non-Executive Directors’ fees was conducted which included a review of the peer group and a detailed benchmarking exercise. This led to a significant reduction in Board fees, and – where necessary – Committee fees were also reduced to ensure alignment. The new fee structure received support from our shareholders at the previous AGM.Independent advisorsMr David Tuch, Managing Director at Alvarez & Marsal Taxand UK LLP (A&M) continued to act as an independent external advisor to the Committee in 2022. A&M provided information on global reward trends as well as market insights into discussions on executive reward matters. A&M did not provide any other services to Sasol and the Committee was satisfied with the advisor’s independence.Looking forward | 2023We are driven to ensure that ESG issues receive the necessary attention at Sasol, and to this end the incentive targets for 2023 focus on Sasol’s drive to decarbonise. Incentive plans include a holistic approach to overall ESG matters balanced with the requirement to deliver financial returns to our shareholders. Several partnerships have been concluded to realise our ESG ambitions. In the year ahead, our high-severity incident programme will receive additional leadership focus.The Group is still intent on sustainably reducing our levels of debt and as such will continue to focus on cash fixed cost management and prudent capital allocation. Free cash flow as a percentage of turnover will also for the first time be introduced into our Group STI Scorecard as we phase out the Sasol 2.0 specific targets. The Business Unit scorecards that were introduced in 2022 will again be a feature of the STI calculation for 2023 to ensure that there is a dedicated focus not only on Group priorities, but also on the Business Unit priorities in Chemicals, Energy and Mining. The final STI calculation will be weighted between the Group and BU STI scorecards, depending on line of sight and level of accountability.In closingThe Committee remains dedicated to ensuring that Sasol’s Remuneration Policy and the implementation thereof is fair and responsible, enabling the achievement of the Group’s strategic priorities including value preservation and creation for our shareholders, customers, communities and employees. The Committee is satisfied that the policy meets the agreed objectives. It is also satisfied that the remuneration outcomes for 2022 reflect alignment between performance and rewards and are appropriate and fair considering what was achieved in the year. Ultimately, our success will be reflected in the Sasol share price which significantly contributes to the reward outcomes of our executive team.The Committee appreciates the support of all Sasol people and their resilience, dedication and generosity displayed over this past year. I would like to express appreciation to shareholders for their continued commitment to engaging with me and look forward to their endorsement of the advisory votes on our Remuneration Policy and Implementation Report at the 2022 AGM. I would also like to extend my personal thanks to the Committee members for their support, input and guidance in 2022.Mpho NkeliChairman of Remuneration Committee11 August 2022

REMUNERATION REPORT

For clarity, the following terms are used for reporting purposes:

Role category	President and Chief Executive Officer[1] (CEO)	Group Executive Committee[1] (GEC)	Senior Vice Presidents (SVP) – Group Leadership[1]	Vice Presidents (VP) – Leadership	Senior Management
Description	Enterprise-wide accountability for the Group, reporting to the Board.	The GEC has the ultimate authority within the organisation to set the strategy and direction for the Group, approved by the Board.	SVPs have global or end-to-end responsibility for an Operating Model Entity (OME)/large Business Segment/ Regional Business Platforms/Group function, to ensure that their area of accountability aligns strategically with the Business Unit (BU) or Group's direction. Develop and set strategic BU or OME guidelines, policy and frameworks.	VPs have regional, sector or function-specific responsibility for a portion of a BU or Group function. VPs contribute to strategy formulation and translate this into tactical plans, policies and processes.	Experienced professionals, specialists and adept tactical leaders who drive performance through specific areas of specialisation or the management of resources.
Number in 2022 (2021)	**1** (1)	**8[2]** (7)	**26** (26)	**153** (149)	**949** (1 023)

1. Top Management includes the President and CEO, members of the GEC and Group Leadership.
2. Excluding incoming CFO H A Rossouw and outgoing EVP: Energy Operations, B E Klingenberg.



SASOL ANNUAL FINANCIAL STATEMENTS 2022 29

SASOL LIMITED GROUP CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
SASOL LIMITED COMPANY
OTHER

SASOL LIMITED GROUP REMUNERATION REPORT (CONTINUED) SASOL ANNUAL FINANCIAL STATEMENTS 202230Remuneration PolicyOur Remuneration Policy (the policy) is a crucial enabler of Sasol’s strategy. A sustainable, high-performance and values-driven culture remains a key objective. The policy’s design strives to provide competitive, market-aligned rewards while balancing the need for cost containment, risk management and value creation for stakeholders.Remuneration PhilosophyOur Remuneration Philosophy is to use internally equitable and externally competitive, affordable salary, benefits and incentive structures to attract, retain and motivate qualified, skilled and engaged employees to work towards achieving the Group’s strategic objectives in a values-driven manner and to create stakeholder value responsibly and sustainably.Remuneration Policy principles• Reward offered is a cornerstone of our Employee Value Proposition and is well integrated with the total employment offering.• We strive to offer a balanced mix of remuneration programmes to all employees benchmarked on average against the market median with actual distribution around the median based on performance.• The remuneration mix depends on the position in the organisational structure as well as geographical market practices.• Entry-level salaries are either determined by the Company, negotiated through collective bargaining or determined by national legislation. Our minimum wage is higher than what is considered a living wage for each jurisdiction and is enhanced by benefits offered under our Employee Value Proposition.• Executive remuneration has a strong link to shareholder interests, particularly through the design of variable pay structures.• In setting incentive metrics, we consider value drivers which are mostly within management’s control while ensuring financial performance meets predetermined targets and results in sufficient cash flow to afford incentive pay-outs.• No form of unfair discrimination will be tolerated and salary differentials are substantiated through defensible principles included in our Remuneration Policy.• Appropriate approval processes are in place to prevent conflicts of interest and to mitigate risks that may unintentionally result from our remuneration programmes.• The Remuneration Committee (the Committee) is empowered to intervene in circumstances when formulaic outcomes appear to be inappropriate, not aligned with business performance, or unduly influenced by factors outside of management’s control.Remuneration Committee governanceSasol complies with applicable remuneration governance codes and statutes that apply in the various jurisdictions within which it operates.The Committee is appointed by the Board to assist in ensuring that the Group remunerates its employees fairly, responsibly and transparently by implementing affordable, competitive and fair reward practices to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term. The Committee’s Terms of Reference and the Group Remuneration Policy are available at www.sasol.com.All incentive pay-outs and the vesting of performance LTIs are approved after due consideration of performance against the pre-approved targets that were set for the performance period.The President and CEO, EVP: Human Resources and Stakeholder Relations, and VP: Group Rewards and Human Resources Information System (HRIS) attend Committee meetings by invitation. Members of management are recused from meetings when matters impacting their own remuneration is discussed. In all meetings, the Committee discusses and confirms all decisions taken, without management present. A&M Managing Director Mr D Tuch acts as an independent advisor for the Committee. The Committee is comfortable with Mr Tuch’s independence.At the end of each financial year, the President and CEO tables the performance of all Prescribed Officers to inform the decisions on annual increases and incentive pay-outs. External market benchmark data is also provided to the Committee to ensure competitive reward practices. The Chairman of the Board tables the performance outcomes and proposed rewards for the Executive Directors and the Company Secretary and the Committee then recommends it for approval to the Board.Regulatory complianceOur reporting complies with:• South African Companies Act requirements;• Principles and recommended practices of King IVTM;• Requirements of the Securities and Exchange Commission (SEC) for secondary issuers; and• The Johannesburg Stock Exchange (JSE) Listings Requirements.

SASOL LIMITED GROUP CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
SASOL LIMITED COMPANY
OTHER

Overview of remuneration elements, strategic intent of each component and decisions taken in 2022

Fixed pay – Policy and strategic intent

Base salary or Total Guaranteed Package (TGP) depending on location.

Broad pay bands set with reference to location and sector median benchmarks that reflect the complexity, scope and scale of our business to ensure that we attract and retain the employees required to drive the Group's key objectives.

The Committee approves the cost of annual increases after considering market and economic data as well as affordability.

Mandates are provided for salary increase negotiations with recognised trade unions and works councils.

Strategic intent:

- Attraction and retention of key employees.
- Internal equity and external competitiveness.
- Affordability.
- Recognition of competence and/or individual performance.

Fixed pay – application

Employees in countries other than South Africa and employees in the South African bargaining sectors are paid a base salary rather than a TGP.

In South Africa, the minimum wage we pay is compared with the living wage for a family as provided by Trading Economics.

The total employment cost of salaries, benefits, allowances and incentives for the lowest level mining employee with three dependants on the medical scheme is R304 814,00 per annum.

Salaries are paid monthly to all employees except for those in the United States (US) who receive bi-weekly payments.

Employees who are promoted are considered for salary adjustments as justified.

For employees outside the collective bargaining sectors, annual increases are processed with effect from 1 October.

Employees in collective bargaining structures receive across-the-board increases with effect from 1 July or 1 October.

Outside South Africa, annual salary increases are also negotiated with trade unions and/or works councils in the US, Germany, Italy and Mozambique.

Outcomes 2022

Following two years of no increases, for Senior Management and above, market adjustments were approved effective 1 October 2021. We carried out an executive remuneration benchmarking exercise and implemented market adjustments where appropriate and will continue in 2023 as necessary.

In South Africa the cost of increases, which include market adjustments, for staff outside of collective bargaining units was 4,31% of the South African salary bill.

Employees in collective bargaining structures received increases of between 4% – 4,5% as well as adjustments to allowances.

International increase costs were in line with forecast inflation and applicable market progression practices.

Due to the sharp increase in global inflation, salary increases in 2023, will be higher than in previous years.

Benefits and allowances – Policy and strategic intent

Benefits include, but are not limited to, membership of a retirement plan, healthcare and risk cover to which contributions are made by both Sasol and the employee.

Allowances are paid in terms of statutory compliance or as are applicable in a sector/jurisdiction.

A number of special allowances including housing, cost of living, home-leave and child education are included in the Group's Expatriate Policy.

Strategic intent:

- Compliance with legislation or co-determination agreements.
- Strengthening of the Employee Value Proposition where benefits are offered as a general market practice.
- To protect cost of living for employees on expatriate assignments.

Benefits and allowances – application

Benefits are offered for retirement, for reasons of sickness, disability or death. Beneficiaries of employees who pass away while in service receive an additional insurance pay-out. The quantum depends on which retirement plan they belonged to.

Allowances are linked to roles within specific locations and are paid together with salaries.

Expatriate benefits and allowances are offered in terms of country and assignment policies.

Employee wellbeing is the crux of labour stability. Sasol continues to roll out psychosocial, physical and safety culture interventions especially during COVID-19 on stress and related issues such as online meeting fatigue and dealing with the bereavement of loved ones. Any stress experienced due to returning to the workplace also received the required empathy and employees are referred to the Employee Assistance Programme (EAP) as appropriate.

Outcomes 2022

Sasol uses different options to provide healthcare to employees and their families by means of medical insurance and/or public health plans, as well as additional insurance in countries as appropriate.

All employees have healthcare cover in the event they are infected with COVID-19.

Sasol continues to use special leave categories to accommodate lockdown periods in various jurisdictions. No employees were asked to take unpaid leave because of lockdowns or the shutdown of operations due to COVID-19.

The Committee confirmed that in all countries where employees participate in private retirement funds, the governance of these funds meets fiduciary requirements, and all defined benefit fund liabilities are appropriately detailed in Sasol's Statement of Financial Position.

With the exception of Group Executives, employees who agreed to a salary sacrifice as well as to have their employer contribution to retirement funds suspended in 2021, received a refund related to the sacrifice in 2022.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 31

SASOL LIMITED GROUP REMUNERATION REPORT (CONTINUED) SASOL ANNUAL FINANCIAL STATEMENTS 202232 STI – Policy and strategic intentSTI – applicationOutcomes 2022For the majority of our permanent employees across the world, we apply a single STI structure.The exception is the Non-Managerial mining employees who earn a production bonus which is processed bi-weekly, subject to safe production volumes against mining targets.Target incentives align with the market median.The STI structure consists of Group and BU STI scorecards. Individual performance is a multiplier in the range of 0% – 150% applied to the final STI score. All targets are approved at the start of the new financial year.The Committee can exercise discretion to vary incentive outcomes as deemed appropriate and based on affordability.Approved pay-outs are processed with the September salary.Every quarter, the Committee reviews year-to-date performance against the Group STI scorecard to ensure ongoing focus and commitment.Individual performance is assessed informally on a regular basis and formally at least twice in the financial year. To ensure appropriate line of sight, people metrics are included in BU and individual scorecards.The Committee approves the final Group and BU STI outcomes in the August meeting after the end of the financial year.All exceptions are disclosed in this report.The Committee approved a Group STI scorecard focused on achieving the Future Sasol priorities. In addition to the Group factor, BU scorecards were approved as applicable. 100% of the STI weighting for the President and CEO was based on the Group scorecard. For other members of the GEC, the split was 60% Group and 40% BU factor. For GEC members who do not head up a BU, the average score in respect of the Chemicals and Energy BU’s STI outcomes was used.In line with our commitment to actively reduce carbon emissions, relevant incentive targets have been included in the Group and BU scorecards to ensure that milestones achieved on the journey are appropriately incentivised.In addition to people, leadership, safety and sustainability metrics, as appropriate, the following metrics are also included in the individual performance scorecards:• safe transportation of hazardous chemicals;• occupational health measures; and• leaks or spills of hazardous materials.These metrics balance safety, environmental sustainability, financial and operational performance criteria.Each fatality reduces the final Group incentive score by three percentage points for the GEC and lower levels in the BU where the fatality occurred.STI performance outcomes for 2022 are set out on page 41.

SASOL LIMITED GROUP CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
SASOL LIMITED COMPANY
OTHER

LTI plan – Policy and strategic intent

Equity- or cash-settled awards are granted annually, on appointment or upon promotion to an eligible level, where the underlying value is tied to the market value of a Sasol ordinary share (or American Depository Receipts (ADR) for international participants), subject to vesting conditions.

Annual awards are made with reference to a percentage of base salary or TGP, which is level dependent, the eligible employee's performance over the preceding year and the organisation's requirement for skills retention.

Vesting of awards is subject to the achievement of Corporate Performance Targets (CPTs) and/or service criteria.

A split vesting period of three to five years applies to performance shares awarded to Top Management.

For members of the GEC, 35% of the annual award is granted in the form of restricted shares with a cliff vesting period of five years. The introduction of restricted shares supports minimum shareholding requirements as well as improved alignment with shareholders' interests over the long term.

Strategic intent:

- Attraction and retention of senior employees and scarce and critical skills.
- Alignment with shareholders' long-term interests with reference to the Sasol share price and the underlying performance metrics.

LTI plan – application

LTIs form an important part of our reward mix and target awards are reviewed annually to ensure ongoing market competitiveness.

Participants may sell or retain the vested shares once vesting conditions and minimum shareholding requirements have been met.

Minimum shareholding requirements are in place for Executive Directors and Prescribed Officers.

The Committee reviews the LTI targets every year to ensure continued alignment with key priorities.

Outcomes 2022

100% of the LTIs awarded to members of the GEC in 2020 are subject to the achievement of performance metrics over the period 1 July 2019 – 30 June 2022.

The overall performance of the 2020 LTI awards to the GEC was 54.31%. 50% of the vested award, granted in 2020, will vest on the third anniversary and the balance on the fifth anniversary, subject to continued employment.

Participants who leave the Group for reasons other than retirement, retrenchment, death, disability or ill-health, or for any other reason approved by the Committee, will forfeit unvested awards.

The introduction of restricted shares in FY21 also supports the requirement for minimum shareholding requirements which were introduced for all Prescribed Officers from 2021. This requirement was previously only in place for Executive Directors.

Assuming the 2022 LTI plan is approved, it will apply to the awards to be made in September 2022.

Details on the 2022 metrics are set out on page 43.





SASOL ANNUAL FINANCIAL STATEMENTS 2022 33

SASOL LIMITED GROUP REMUNERATION REPORT (CONTINUED) SASOL ANNUAL FINANCIAL STATEMENTS 202234 The following table illustrates the alignment between the Group’s key priorities and the targets set for 2022 and 2023 STI and LTI awards. The combination of financial and non-financial metrics allows for value to be created for our shareholders, clients, employees and communities in a sustainable manner. This means that we will be able to:• Provide chemicals and energy products in a responsible way.• Respect people, their health and safety, and the environment.• Contribute to the socio-economic development of the countries within which we operate. 2022 Group strategic priorities 2022 Group incentive key performance indicators 2023 Group incentive key performance indicators 2023 Group strategic priorities • Promote diversity and inclusion.• Pursue zero harm through relentless focus on preventing high-severity injuries and eliminating fatalities.• Rebuild trust and create shared value.PeopleSTI:• Health and safety of our employees and communities• Process Safety• Operational Safety STI:• Health and safety of our employees and communities• Process safety• Occupational safety• Just Transition roadmapPeople• Strive to achieve a people-centred culture of safety by leading safety with both care and compliance.• Intensify our focus on operational discipline and preventing high severity injuries and eliminating fatalities.• Strengthen stakeholder trust through continued delivery on community, regulatory and shareholder promises.• Embrace diversity and inclusion to augment our culture and Employee Value Proposition.• Aligning a visible and integrated Just Transition programme and incorporating localisation and economic empowerment. • Advance sustainability through the delivery of our roadmaps and the identification of opportunities to grow and participate in sustainable products and gain access to emerging future value pools.• Decarbonise our operations as committed to in the Climate Change Roadmap. STI:• Reduced environmental footprint• Shifting to lower carbon products• Building our Sasol ecoFT businessLTI:• Holistic focus on Environmental, Social and Governance matters• Delivery of renewable energy sources to global operations• Reduction in Scope 1 and 2 emissions STI:• Energy efficiency improvement• Sourcing of carbon credits• Shifting to lower carbon products and Green Hydrogen• Renewable Energy sourcing strategyLTI:• Reduction in Scope 1 and 2 emissions • Progress opportunities to enable sustainable growth by strengthening our technology, partnering and sustainability solutions.• Deliver optionality relating to flexible, sustainable feedstock opportunities. Planet Planet • Provide sustainable returns to our shareholders in respect of capital investments, capital allocation, timely project completion and well managed operations. STI:• Management of cash fixed costs, sustenance capital and net working capital to meet the Sasol 2.0 targets• Achievement of sales volume targetsLTI:• Return on invested capital (excluding AUC) split as follows: –Rest of Sasol: ROIC of 14,5% –US business: ROIC of 8,5%• rTSR vs the peer group• Growth on Adjusted EBITDA >CPI+2% STI:• Sales volumes• Cash fixed costs• Free cash flow/turnover • Sustainable net working capital• Capital expenditureLTI:• Return on Invested Capital > WACC +1% for SA and the USA respectively • Relative total shareholders’ return to exceed peer group median • Commitment to our Sasol 2.0 transformation program to enable the business to be competitive, highly cash generative and able to deliver attractive returns as well as accelerating a return to dividends.• Enhance operational discipline, efficiency & effectiveness, and drive reliable feedstock supply and operations across all value chains. Profit Profit

SASOL LIMITED GROUP CONSOLIDATED FINANCIAL STATEMENTSSASOL LIMITED COMPANYOTHERNOTES TO THE FINANCIAL STATEMENTS SASOL ANNUAL FINANCIAL STATEMENTS 202235 2022 Group strategic priorities 2022 Group incentive key performance indicators 2023 Group incentive key performance indicators 2023 Group strategic priorities • Promote diversity and inclusion.• Pursue zero harm through relentless focus on preventing high-severity injuries and eliminating fatalities.• Rebuild trust and create shared value.PeopleSTI:• Health and safety of our employees and communities• Process Safety• Operational Safety STI:• Health and safety of our employees and communities• Process safety• Occupational safety• Just Transition roadmapPeople• Strive to achieve a people-centred culture of safety by leading safety with both care and compliance.• Intensify our focus on operational discipline and preventing high severity injuries and eliminating fatalities.• Strengthen stakeholder trust through continued delivery on community, regulatory and shareholder promises.• Embrace diversity and inclusion to augment our culture and Employee Value Proposition.• Aligning a visible and integrated Just Transition programme and incorporating localisation and economic empowerment. • Advance sustainability through the delivery of our roadmaps and the identification of opportunities to grow and participate in sustainable products and gain access to emerging future value pools.• Decarbonise our operations as committed to in the Climate Change Roadmap. STI:• Reduced environmental footprint• Shifting to lower carbon products• Building our Sasol ecoFT businessLTI:• Holistic focus on Environmental, Social and Governance matters• Delivery of renewable energy sources to global operations• Reduction in Scope 1 and 2 emissions STI:• Energy efficiency improvement• Sourcing of carbon credits• Shifting to lower carbon products and Green Hydrogen• Renewable Energy sourcing strategyLTI:• Reduction in Scope 1 and 2 emissions • Progress opportunities to enable sustainable growth by strengthening our technology, partnering and sustainability solutions.• Deliver optionality relating to flexible, sustainable feedstock opportunities. Planet Planet • Provide sustainable returns to our shareholders in respect of capital investments, capital allocation, timely project completion and well managed operations. STI:• Management of cash fixed costs, sustenance capital and net working capital to meet the Sasol 2.0 targets• Achievement of sales volume targetsLTI:• Return on invested capital (excluding AUC) split as follows: –Rest of Sasol: ROIC of 14,5% –US business: ROIC of 8,5%• rTSR vs the peer group• Growth on Adjusted EBITDA >CPI+2% STI:• Sales volumes• Cash fixed costs• Free cash flow/turnover • Sustainable net working capital• Capital expenditureLTI:• Return on Invested Capital > WACC +1% for SA and the USA respectively • Relative total shareholders’ return to exceed peer group median • Commitment to our Sasol 2.0 transformation program to enable the business to be competitive, highly cash generative and able to deliver attractive returns as well as accelerating a return to dividends.• Enhance operational discipline, efficiency & effectiveness, and drive reliable feedstock supply and operations across all value chains. Profit Profit

SASOL LIMITED GROUP
REMUNERATION REPORT (CONTINUED)

Pay gaps

Globally, there is an increased focus on pay gap reporting as many consider this to be a measure that promotes a fairer and more equal society. Many countries have made the disclosure of pay gaps and the CEO pay ratio obligatory. However, these are not yet obligatory in South Africa (SA). In 2020, the Committee approved a methodology to track internal pay equity on a group, level, race and gender basis by country where we employ more than 250 employees on a permanent basis and where the data is available considering personal data privacy laws.

The Sasol Group pay gap methodology compares the median Total Target Remuneration (TTR) of 10% of the highest Sasol earners per country with the median TTR of the lowest 10% Sasol earners per country. This is similar to the methodology used in Form EEA4 which has to be submitted annually to the South African Department of Employment and Labour. Target remuneration rather than actual remuneration is used for year-on-year comparisons as the impact of macroeconomic factors on the LTI in particular is excluded.

During 2022, the Committee reviewed the detailed level pay gap ratios, which showed a downward trend in South Africa, Germany and Italy. In the US the pay gap ratio increased. This was attributed to Sasol's divestiture of a number of businesses which resulted in a transfer of a number of employees from Sasol.

The Committee also commissioned a gender pay equity analysis, and no systemic gender pay gaps were identified.

The Committee understands the importance of ensuring that the wages of our lowest paid employees are sufficient to accommodate a decent standard of living. We will continue to track the pay gap from this perspective.

Risk management

The Committee ensures effective risk management oversight in relation to material remuneration risks within its scope and will exercise its discretion within the Group's overall risk framework. The following processes mitigate against unintended outcomes:

- The Remuneration Policy is transparent and made available to all stakeholders.
- All executive reward policy exceptions are approved by the Committee, or the Board, as appropriate.
- Incentive plan design principles and targets as well as the reward mix are reviewed annually.
- The vesting of LTI plans is subject to performance and/or time-based criteria and awards are never backdated.
- Executives do not approve their own benefits or remuneration and are recused from all discussions relating to their own remuneration.
- The maximum incentive awards, on the basis of performance outcomes, are capped by a pre-approved formula.
- The Committee retains discretion to alter any reward outcome.
- Minimum Shareholding Requirements (MSRs) are implemented for Executive Directors and Prescribed Officers.
- A comprehensive Clawback and Malus Policy is in place.
- Except in the case of death, there is no accelerated vesting of LTIs for Executives at retirement, and the vesting periods of three and five years continue post the date of retirement allowing for continued exposure to the share price performance, as well as the application of the Clawback and Malus Policy if required.
- From 2023, under the 2022 LTI Plan, post-termination shareholding requirements will be introduced for Executive Directors and Prescribed Officers.

The Committee considers reward-related risks on a quarterly basis.

Details of key remuneration components

The use and application of remuneration benchmarks

One of the Committee's key tasks is to preserve the relevance, integrity and consistency of benchmarking. Management also consults survey reports from various large remuneration firms.

In addition to survey data, we use benchmark data from the approved peer group to develop pay bands and incentive plans as well as for the comparison of employee benefits. For the remuneration of GEC members and the Non-Executive Director (NED) fees, we select a peer group of companies which includes those with a broadly similar geographic footprint and/or product suite and/or size.

The revised peer group includes a balanced combination of companies that have a primary listing on the JSE Ltd and international chemicals and energy companies.

The following peer group was adopted for Executive and Non- Executive Director remuneration benchmarking effective 1 July 2021:

JSE primary listed companies	Chemicals companies	Energy companies
Anglo American Platinum	Albemarle Corp	Continental Resources
AngloGold Ashanti	Covestro AG	Devon Energy Corporation
Gold Fields	Eastman Chemicals Co	Hess Corporation
Impala Platinum Holdings	Evonik Industries AG	Imperial Oil
MTN Group	Lanxess AG	Origin Energy
Sibanye Stillwater	Solvay SA	Repsol

SASOL ANNUAL FINANCIAL STATEMENTS 2022 36

SASOL LIMITED GROUP CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
SASOL LIMITED COMPANY
OTHER

Effective 1 July 2021, the Committee considered and approved a separate peer group to be used for the relative Total Shareholders' Return measurement in our LTI award. Some larger competitors (not included for benchmarking purposes) were also included.

South African JSE listed companies	Chemicals companies	Energy companies
AECI	BASF	Continental Resources
Anglo American Platinum	Dow Chemicals	Devon Energy
AngloGold Ashanti	Eastman Chemicals Co	Hess Corporation
Glencore	Lanxess AG	Imperial Oil
MTN Group	Lyondell Basel	Origin Energy
Sibanye Stillwater	Solvay SA	Repsol

BASE SALARY/TOTAL GUARANTEED PACKAGE (TGP) AND BENEFITS

South African employees who are not covered by collective bargaining agreements receive a TGP which includes employer contributions towards retirement, risk and healthcare benefits. In terms of this model, all changes to benefit contribution levels are cost neutral to Sasol. Employees also have the flexibility to increase/reduce retirement fund contributions without changing the cost to Sasol. Increases in the benefit pricing of employee and employer contributions reduce the net cash salary of employees. All other employees receive a base salary with Sasol's contributions to benefit funds being calculated and paid over. In some jurisdictions, a thirteenth cheque is payable. Salaries are benchmarked to the market median with distribution around the market median based on performance, competence and scarcity of skill.

Variable pay plans

STI PLAN

The President and CEO's STI is based on the Group STI Scorecard, with a multiplier in respect of individual performance.

For all other Executive Directors and Prescribed Officers differentiated weightings are applied in respect of Group and BU STI scorecard outcomes, as indicated in the following table:

Designation	Group scorecard weighting %	BU scorecard weighting %
President and CEO	100%	–
Executive Directors and Prescribed Officers*	60%	40%
Below GEC	50%	50%

* Mr Rademan's pro rata STI is only calculated on Mining's performance over the past four months. He was appointed on a fixed term contract specifically to lead the turnaround in Sasol Mining.

The following formulae was approved for STIs:

STI Award = Annual Base Salary or Annual TGP X Role Category Target STI % X [Group Performance Factor (0% – 150%) Weighting + BU Performance Factor (0% – 150%) Weighting] X Individual Performance Factor (0% – 150%)

LONG-TERM INCENTIVE (LTI) PLAN

The LTI plan gives participating employees the opportunity, subject to the vesting conditions, to receive Sasol ordinary shares or ADRs. After the vesting period, which varies between three and five years, participants may sell or retain the shares. Accelerated vesting principles in cases of termination for 'good leavers' do not apply to the GEC. In jurisdictions where we do not offer an equity-settled award due to legislative restrictions, or where we choose not to make an equity-settled award, eligible employees may participate in a cash-settled LTI plan with the same conditions that are applicable to equity instruments, except that they are settled with cash.

The current equity-settled plan was approved by shareholders in 2016, for implementation of all awards made since 2014 (i.e., previous cash-settled awards were converted to equity-settled awards). The maximum number of shares to be made available for awards to eligible participants equated to approximately 5% of the issued shares of the Group at the time.

In 2022, a comprehensive review of the Long-term Incentive Plan was undertaken to ensure the plan remains relevant.

At the November 2022 AGM, the Board will submit a request to shareholders for the approval of the 2022 LTI Plan rules. The current LTI Plan was approved in 2016, with retroactive implementation to 2014. As at the date of this report, 8 054 693 LTIs (out of 32,5m approved under the 2016 LTI plan), had been settled and 13 965 540 have been awarded but settlement is still subject to the vesting conditions.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 37

SASOL LIMITED GROUP
REMUNERATION REPORT (CONTINUED)

Minimum Shareholding Requirements (MSRs)

All Executive Directors and Prescribed Officers have a MSR to be achieved within a period of five to six years from date of appointment. The MSR enhances alignment with the interests of shareholders with a focus on long-term performance. The 2022 LTI Plan will require Executive Directors and Prescribed Officers to retain their shares held under the MSR for a period of twelve to eighteen months post service termination. The following table sets out the requirements:

• President and Chief Executive Officer:	300% of annual pensionable remuneration
• Chief Financial Officer:	200% of annual pensionable remuneration
• Other Executive Directors:	100% of annual pensionable remuneration
• Prescribed Officers:	100% of annual pensionable remuneration

Pay mix: minimum, on target, and maximum performance for Executive Management

The threshold, target and maximum reward outcomes which is reflected as a percentage of base salary/TGP for Executive Directors and Prescribed Officers are illustrated in the following graph:


(%)
800
600
400
200
0
100
100
115
150
100
259
297
100
100
90
125
100
203
231
100
100
75
110
100
169
182
CEO threshold
CEO target
CEO max
CFO threshold
CFO target
CFO max
GEC threshold
GEC target
GEC max
TGP
STI
LTI

The graph indicates a balanced portfolio of the total remuneration mix for the Group Executive Committee. It indicates rewards allocated in terms of base salary/TGP, STIs and LTIs, which are subject to the achievement of Group, BU and individual targets to ensure a sustained focus on the Group's objectives. The target and maximum potential LTI awards for the President and CEO and the CFO were reduced over a two-year period (2021 to 2022). No other changes were implemented for members of the GEC for 2022.

Special retention awards and sign-on or buy-out awards

The Sign-on Payment and Retention Policy may be used in the recruitment and retention of candidates in specialised or scarce skill positions. Cash retention payments are linked to retention periods of at least two years. Retention shares may be granted under the LTI plan.

Executive service contracts

- Mr Rossouw was appointed Chief Financial Officer (CFO) designate: Sasol Limited effective 4 April 2022. Mr Rossouw assumed the role of Executive Director and CFO: Sasol Limited with effect from 1 July 2022.
- Following his resignation, Mr Victor will no longer fulfill the role of Executive Director and CFO: Sasol Limited effective 1 July 2022. In line with the LTI rules, Mr Victor will forfeit all unvested LTI awards. He is however still entitled to an STI award for 2022.
- Mr Rademan was appointed as EVP: Sasol Mining effective 9 March 2022 for a period of 16 months, with an option to further extend the term. Mr Rademan does not contribute to a retirement plan nor does he participate in the Sasol LTI plan. His STI contract has been structured to focus on Sasol Mining-specific targets as his appointment is to specifically focus on the turn-around plan in Mining.
- Members of the GEC have permanent employment contracts with notice periods of three to six months.
- Mr Baloyi was appointed as EVP: Energy Operations and Technology with effect from 1 April 2022.
- Mr Klingenberg will retire from Sasol on 31 August 2022. His Prescribed Officer role terminated on 31 March 2022 when he handed over his executive responsibilities to Mr Baloyi.
- The contracts provide for salary and benefits as well as participation in incentive plans on the basis of Group, Business Unit and individual performance as approved by the Board.
- EVPs who are members of the South African Sasol Pension Fund are required to retire from the Group and as Directors from the Board at the age of 60, unless they are requested by the Board to extend their term.
- Perquisites offered to the members of the GEC are disclosed in the Implementation Report.



SASOL ANNUAL FINANCIAL STATEMENTS 2022 38

SASOL LIMITED GROUP CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
SASOL LIMITED COMPANY
OTHER

TERMINATION ARRANGEMENTS APPLICABLE TO GROUP EXECUTIVE COMMITTEE MEMBERS

Remuneration policy component	Voluntary termination i.e. resignation	Involuntary termination i.e. retrenchment, redundancy, retirement or other reasons included under the definition of 'good leaver'
Base salary	Payable up to the last day of service including the notice period either in exchange for service or in lieu of the notice period.	Payable up to the last day of service including a three- to six-month notice period.
Health insurance	Benefit continues up to the last day of service.	Benefit continues up to the last day of service; employees who qualify for a post-retirement subsidy continue to receive the employer's contribution post retirement.
Retirement and risk plans	Employer contributions are paid up to the last day of service. In most countries, the employee is entitled to the full value of the investment fund credit and any returns thereon.	
Other benefits	Not applicable.	A severance package equal to three weeks' salary per completed year of service is offered which may be increased for voluntary retrenchments or mutually agreed terminations.
STI	If the executive resigns on or after 30 June and before 30 September, there is an entitlement for consideration of the STI which may have been approved for the previous financial year, subject to the achievement of performance targets. No pro-rata incentive is due if the executive leaves prior to the end of the financial year for reasons of dismissal, resignation or mutual separation.	A pro-rata incentive may be considered for the period in service during the financial year subject to the meeting of performance targets and only if approved for the rest of employees.
LTI*	All unvested LTIs are forfeited. At 30 June 2022, 2 054 553 Share Appreciation Rights (SARs) had lapsed. They were awarded to participants at a share price that was higher than the share price on the last day to exercise, therefore no value could be realised. There are no more outstanding SARs.	The original LTI vesting periods remain unchanged subject to the achievement of vesting conditions.

*Assuming the 2022 LTI plan is approved, a post-termination holding period of 18 months will be applicable.





SASOL ANNUAL FINANCIAL STATEMENTS 2022 39

SASOL LIMITED GROUP

REMUNERATION REPORT (CONTINUED)

Non-Executive Directors' (NEDs) fees

NEDs are appointed to the Sasol Limited Board based on their competencies as well as insight and experience appropriate to assist the Group in setting the long-term strategy, providing independent oversight in respect of performance against key priorities and holding executives accountable to deliver business results over the short, medium and long term. Consequently, fees are set at levels to attract and retain the calibre of directors necessary to contribute to a highly effective board of a complex, multi-dimensional and multi-national organisation. NEDs do not receive STIs, nor do they participate in LTI plans. No arrangement exists for compensation in respect of loss of office.

NEDs are paid a fixed annual fee in respect of their Board membership and supplementary fees for Committee membership or Chairmanship. The annual fee is divided by four and a quarterly fee is paid at the end of every Board cycle regardless of the number of meetings held in that quarter.

Board fees tabled at the 2021 AGM were approved effective 1 January 2022. The approved fees will be effective until the 2021 resolution is replaced, but no longer than two years from the date that the resolution was passed (i.e. November 2023).

The approved NED fees include a cost-of-living factor which is applied to the fees payable to NEDs who live outside of Europe, United Kingdom and North America. Furthermore, a fixed exchange rate is used to convert the US$ fees to the denomination used for payment in order to eliminate significant exchange rate variances. At the 2021 AGM, shareholders approved an adjustment equal to an average consumer price index percentage effective 1 January 2023.

	A. Fees (excluding NEDs referred to in column B)[1,3,4,5,6]	B. Fees for NEDs residing permanently in Europe, the United Kingdom and North America[1,2,3,5,6]
Chairman of the Sasol Limited Board (all inclusive)	US$285 000	US$345 000
Non-Executive Director ("NED")	US$100 000	US$120 000
Lead Independent Director (additional fee)	US$40 000	US$48 000
Audit Committee Chairman	US$30 000	US$35 000
Audit Committee member	US$20 000	US$24 000
Remuneration Committee Chairman	US$20 000	US$24 000
Remuneration Committee member	US$12 000	US$14 500
Other Committee Chairman	US$20 000	US$24 000
Other Committee member	US$12 000	US$14 500

1. Fees are exclusive of value added tax (VAT) which will be added for directors who are registered for VAT.
2. Paid in US dollar or home country currency as appropriate.
3. Fees are stated as an annual amount but will be paid in quarterly instalments.
4. Fees adjusted for differences in cost of living. Exchange rate between US dollar fee and home country currency will be fixed for a period of twelve months, using the average exchange rate from June to October, to prevent exchange rate fluctuations in the actual fees paid for the ensuing twelve-month period.

Implementation Report

This section provides an overview of the implementation of the Remuneration Policy. It also sets out the relationship between company performance and Executive Directors' and Prescribed Officers' remuneration outcomes as well as progress against the minimum shareholding requirement.

The tables in this section provide information on all amounts received or receivable by members of the GEC for 2022 (including the President and CEO, Executive Directors and Prescribed Officers).

The structure of the Implementation Report, is as follows:

Incentive outcomes	• Group performance targets for STI awards made in 2022 and performance results. • Performance vs Corporate Performance Targets in respect of LTIs that are due to vest in 2023, as at the end of the performance period 30 June 2022.
Executive Directors and Prescribed Officers (tabulated separately)	• Remuneration and benefits paid disclosed in terms of the single total figure methodology including the STI amounts awarded for 2022 and an estimated value relating to the vesting of LTIs in March 2023, in respect of the performance period ended 30 June 2022. • Outstanding LTI holdings. • Progress against Minimum Shareholding Requirements.
NEDs	• Fees paid during 2022.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 40

SASOL LIMITED GROUP CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
SASOL LIMITED COMPANY
OTHER

Short-term incentive plan outcomes

The following table provides the outcomes against the 2022 performance targets that were set for the Group STI plan.

	KPI – Key Performance Indicator	Weightings	Threshold (Rating = 0%)	Target (Rating = 100%)	Stretch (Rating = 150%)	Achievement	Weighted Achievement
ESG (People) (10%)	Process Safety	5%	FERs ≥ 21	FERs = 19	FERs ≤ 17	FERs = 13	7,5%
	Occupational Safety	5%	HSI Rate ≥ 14	HSI Rate = 12	HSI Rate ≤ 9	17,58	0%
ESG (Planet) (20%)	Advancing sustainability: Climate Change	15%	Energy Efficiency Improvement using 30 June 2021 as the basis for assessment of FY22 ≥ 0% 200MW secured for Energy	Energy Efficiency Improvement using 30 June 2021 as the basis for assessment of FY22 = 1% PPAs/VPPAs signed to achieve 0.65MtCO_2e by end FY2024	Energy Efficiency Improvement using 30 June 2021 as the basis for assessment of FY22 >= 1,5% PPAs/VPPAs signed to achieve 0.66MtCO_2e by end FY2024	1,15%[1] Energy Efficiency Improvement 200 MW key terms signed, 0,275MtCO_2e in Energy and 57ktCO_2e in Chemicals[2]	8,59% 5,3%
		5%	Setting up the new sustainable Business Venture	Two global PtX partnerships established and one feasibility study announced	Two feasibility studies completed and submitted for approval to PtX partner approval authorities/boards	Full ecoFT governance structure established and populated (2,5%) Two global Ptx partnerships established and feasibility study announced	5%
Group Financials (Profit) (70%)	Sales volumes	25%	FY22 sales volumes = 17mt	FY22 sales volumes = 18mt	FY22 sales volumes = 19mt	16,7mt	0%
	Cash cost optimisation	20%	FY22 target CFC + R2bn	FY22 CFC = R58,3bn	R2bn below FY22 budget CFC	Cash fixed costs were 0,3% above target[3]	18,46%
	Working capital	10%	NWC% = 17%	NWC% = 15%	NWC% = 13%	NWC% = 12,6%[4]	15%
	Sustenance Capital	15%	Capital expenditure = R28bn	Capital expenditure = R26bn	Capital expenditure = R24bn	R21,8bn[5]	22,5%
100%	**Safety Adjustment – Penalty for Fatalities**						**(18%)[6]**
	Final Score						**64,35%[7]**

Notes

The Remuneration Policy allows for the normalisation of performance outcomes for macro economic factors (Brent crude oil price, ZAR/$ exchange rate), factors impacting performance outside of management's control (e.g. Eskom outages, extreme weather events, force majeures) and alignment of baselines or budgets with the impact of divestitures or acquisitions. All other decisions where Committee discretion is applied, are disclosed:

1. Energy efficiency baseline adjusted for asset divestments and Eskom trips.
2. Threshold achieved (2,5%), Chemicals achieved their target (1%) and Energy partially achieved their target (1,8%).
3. As per Policy, budget restated with exclusion of costs related to divestitures (restated budget is R55bn). Committee approved the normalisation of CFC in respect of R923 million of additional electricity cost due to rerouting of the gas pipeline to ensure ongoing production of products to customers and positive impact on EBITDA – neither of which were incentivised in this group scorecard. After normalisation, Cash Fixed Cost was 0,3% above budget; total impact of discretion applied: +1,7%.
4. Measured over the period April – June 2022 to exclude the impact of product prices on inventory. NWC % at period end was 14,6%.
5. For 2023, over-and under-expenditure of capex will be penalised and accurate forecasting and management of capex will be incentivised.
6. 3% per fatality = 18% deduction. The Group reported one of the fatalities in 2021.
7. 64,35% final Group STI score out of 150% maximum achievement. (2021: 117%)

SASOL ANNUAL FINANCIAL STATEMENTS 2022 41

SASOL LIMITED GROUP

REMUNERATION REPORT (CONTINUED)

Other than for the President and CEO, the STI amount approved is a combination of performance under the Energy BU, Chemicals BU and Group STI scorecards for 2022; finally modified by the individual performance factor (IPF), which is an outcome of achievements against the personal performance contract :

	Component	Group (0 – 150%)	Chemicals (0 – 150%)	Energy (0 – 150%)
People	Safety	7,50%	13,50%	13,50%
	Customer experience/centricity	–	13,37%	6,75%
	Preferential procurement	–	–	3,60%
	B-BBEE/Diversity and inclusion	–	13,50%	2,45%
Planet	Climate change	8,59%	11,25%	27,40%
	Circular & sustainable solutions	–	11,25%	–
	Reducing absolute GHG emissions	5,30%	–	–
	Shifting to lower-carbon products and green hydrogen	5,00%	–	–
Profit	Gross margin	–	19,38%	27,00%
	Controllable cash fixed costs	–	18,61%	0%
	Working capital	–	7,24%	–
	Sales volumes	0%	–	–
	Absolute cash fixed costs	18,46%	–	–
	Net working capital to turnover	15,00%	–	0%
	Capital expenditure	22,50%	–	20,25%
	Total	82,35%[1]	108,09%	100,95%

1. This percentage excludes the fatality penalty of 18%

The following outcomes are applicable to the President and CEO, CFO and Executive Vice Presidents as indicated in the table below.

Role	Split Group/BU	Group score (Incl fatalities)	Chemicals score	Energy score	Average Energy and Chemicals score	Final incentive multiplier excluding IPF
President and CEO	100% Group	64,35%	–	–	–	64,35%
CFO	60% Group/40% BU[1]	64,35%	–	–	104,52%	80,42%
EVP Chemicals Business	60% Group/40% BU	64,35%	108,09%	–	–	81,85%
EVPs Energy Business	60% Group/40% BU	64,35%	–	100,95%	–	78,99%
EVPs Corporate Centre	60% Group/40% BU[1]	64,35%	-	–	104,52%	80,42%

1. Average percentage of the Energy and Chemicals BUs' final score

The final factor in the STI calculation is personal performance in a range of 0% - 150% which is applied as a multiplier.



SASOL ANNUAL FINANCIAL STATEMENTS 2022 42

SASOL LIMITED GROUP CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
SASOL LIMITED COMPANY
OTHER

Long-term Incentive Plan outcomes

The following table provides the outcomes against the corporate performance targets (CPTs) which were linked to the 2020 LTI awards, which are due to vest in 2023 in respect of the performance period 1 July 2019 – 30 June 2022.

Measure	Weighting	Threshold[3]	Target[3] (100%)	Stretch Target[3] (200%)	Achievement	Weighted Achievement
Increase in tons produced/ headcount	30%	1% Compound improvement on base	2% Compound improvement on base	3% Compound improvement on base	2,36% compound growth achieved[4]	**40,91%**
ROIC[2] Rest of Sasol	20%	Rest of Sasol ROIC (excl AUC) at SA WACC of 13,5% per annum	Rest of Sasol ROIC (excl AUC) at SA WACC 13,5% + 1% = 14,5% per annum	Rest of Sasol ROIC (excl AUC) at SA WACC 13,5% + 2% = 15,5% per annum	Below threshold of 13,5% for the first two years. Achieved ROIC of 24,9% (SA) in 2022[3]	**13,4%**
ROIC[2] USA	10%	US ROIC (excl AUC) at US WACC of 8% per annum	US ROIC (excl AUC) at US WACC 8% + 0,5% = 8,5% per annum	US ROIC (excl AUC) at US WACC 8% + 1% = 9% per annum		
TSR MSCI World Energy Index	20%	Below the 50th percentile of the index	60th percentile of the index	75th percentile of the index	Below threshold of 50th percentile	**0%**
TSR MSCI Chemicals Index	20%	Below the 50th percentile of the index	60th percentile of the index	75th percentile of the index	Below threshold of 50th percentile	**0%**
Achievement						**0 – 200% range[1] = 54,31%**

1. In respect of LTIs issued to members of the Group Executive Committee including the Executive Directors, 100% of the award was subject to the achievement of CPTs. Of the vested portion, 50% will be released in 2023 and the balance in 2025 subject to continued employment.
2. ROIC was measured annually.
3. Straight line vesting is applied between threshold, target and stretch target.
4. Reduction in headcount over the period, compensated for lower production in 2022.





SASOL ANNUAL FINANCIAL STATEMENTS 2022 43

SASOL LIMITED GROUP
REMUNERATION REPORT (CONTINUED)

2022 Long-Term Incentive (LTI) awards

For members of the GEC including Executive Directors, 65% of the LTI awards granted in August 2021 are subject to the achievement of the following CPTs in addition to time-based vesting criteria of between three and five years. The balance of the award (35%) is subject to a five-year, time-based vesting criteria.

The performance targets for the 2022 award are as follows:

KPI – Key performance indicator	Weighting	Threshold[1]	Target[1] (Rating = 100%)	Stretch[1] (Rating = 200%)
Holistic Focus on ESG matters. On our journey towards our ambition of net zero by 2050. Sasol is incentivising key milestones, inclusive of our 2030 targets as a start, that if achieved, will allow us the ability to deliver on our overall ambition.	25%	Achieve a sustainable 3% reduction (equating to 1.8mtpa CO_2e) in Scope 1 and Scope 2 emission off a 2017 baseline by FY24 for the Energy business	Achieve a sustainable 3.8% reduction (equating to 2.36mtpa CO_2e) in Scope 1 and Scope 2 emission off a 2017 baseline by FY24 for the Energy business	Achieve a sustainable 4.5% reduction (equating to 2.78mtpa CO_2e) in Scope 1 and Scope 2 emission off a 2017 baseline by FY24 for the Energy business
		40% Renewable Energy power for Chemical operations in Europe and Americas by end FY24	60% Renewable Energy power for Chemical operations in Europe and Americas by end FY24	80% Renewable Energy power for Chemical operations in Europe and Americas by end FY24
		Within 10% of the DJSI inclusion score by November 2023	Within 6% of the DJSI inclusion score by November 2023	Within 3% of the DJSI inclusion score by November 2023
Return on invested capital[2]	15%	ROIC (excl AUC) at SA WACC of 13,5% per annum	ROIC (excl AUC) at SA WACC of 13,5% + 1% = 14,5% per annum	ROIC (excl AUC) at SA WACC of 13,5% + 2% = 15,5% per annum
	10%	ROIC (excl AUC) at USA WACC of 8% per annum	ROIC (excl AUC) at USA WACC of 8%+ 0,5% = 8,5% per annum	ROIC (excl AUC) at USA WACC of 8%+ 1% = 9% per annum
Relative TSR measured against the peer group	25%	50th percentile of index	60th percentile of index	75th percentile of index
Growth on adjusted EBITDA	25%	Adjusted EBITDA growth of compound CPI for three financial years	Adjusted EBITDA growth of compound CPI + 2% for three financial years	Adjusted EBITDA growth of compound CPI + 4% for three financial years
Total	**100%**			

1. Straight line vesting is applied between threshold, target and stretch target.
2. ROIC will be measured annually



SASOL ANNUAL FINANCIAL STATEMENTS 2022 44

SASOL LIMITED GROUP
CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
SASOL LIMITED COMPANY
OTHER

The following section illustrates how these performance outcomes informed the reward decisions for Executive Directors:

Executive Directors

A. EXECUTIVE DIRECTORS' REMUNERATION AND BENEFITS

	FR Grobler[5]		VD Kahla		P Victor[3, 4]	
Executive Directors	**2022 R'000**	2021 R'000	**2022 R'000**	2021 R'000	**2022 R'000**	2021 R'000
Salary	**11 328**	10 032	**7 301**	6 708	**8 351**	7 481
Risk and Retirement funding	**–**	373	**373**	345	**391**	360
Vehicle benefit	**–**	–	**–**	–	**100**	100
Healthcare	**117**	95	**108**	101	**56**	77
Vehicle insurance fringe benefit	**6**	6	**6**	6	**6**	6
Security benefits	**30**	133	**515**	534	**–**	–
Other benefits	**5**	1 923	**1**	2	**1 998**	1
Total salary and benefits	**11 486**	12 562	**8 304**	7 696	**10 902**	8 025
Annual short-term incentive[1]	**10 008**	18 366	**5 272**	7 670	**7 411**	11 174
Long-term incentive gains[2]	**21 451**	1 255	**9 399**	1 326	**–**	2 243
Total annual remuneration	**42 945**	32 183	**22 975**	16 692	**18 313**	21 442

1. Short-term incentives approved based on the Group results for 2022 and payable in the 2023 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2022 x Group STI achievement x Individual Performance Achievement.
2. Long-term incentives for 2022 represent the award made on 3 March 2020. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved (GEC: 54.31%; SVP: 77.15%) x June 2022 average share price. The actual vesting date for the annual awards is 3 March 2023 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released on 3 March 2023 and the balance in March 2025, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3. Other benefits for Mr Victor include leave pay-out (R1 960 374), and a farewell gift of appreciation (R37 275).
4. Mr Victor resigned from the position of CFO and Executive Director effective 30 June 2022. All unvested LTIs were forfeited. This includes the second tranche of LTIs previously disclosed, but subject to continued employment.
5. Partial vesting of the LTI award made to Mr Grobler at the time of his appointment as CEO.

B. UNVESTED LTI HOLDINGS (NUMBER)

Executive Directors	Cumulative balance at the beginning of the year	Granted in 2022[1]	Effect of corporate performance targets	Dividend equivalents	Long-term incentives settled[2]	Effect of changes in Executive Directors[3]	Cumulative balance at the end of the year
FR Grobler	263 404	**63 221**	(6 447)	288	(7 122)	–	313 344
VD Kahla	165 841	**32 160**	(6 814)	305	(7 287)	–	184 205
P Victor[3]	186 394	**40 957**	(11 521)	515	(15 742)	(200 603)	–
Total	615 639	**136 338**	(24 782)	1 108	(30 151)	(200 603)	497 549

1. LTIs granted on 27 September 2021.
2. 50% of the award that vested in 2022 is still subject to a continued employment period of two years.
3. Mr Victor resigned effective 30 June 2022 and forfeited all unvested awards.

C. UNVESTED LTI HOLDINGS (INTRINSIC VALUE)

Executive Directors	Intrinsic cumulative value at beginning of year[1] R'000	Intrinsic value of awards made during the year[2] R'000	Change in intrinsic value for the year[3] R'000	Effect of corporate performance targets R'000	Dividend equivalents R'000	LTIs settled[4] R'000	Effect of changes in Executive Directors[5] R'000	Intrinsic cumulative value at end of year[1] R'000
FR Grobler	R57 425	R16 616	R46 139	(R1 940)	R87	(R1 863)	–	R116 464
VD Kahla	R36 155	R8 452	R27 722	(R2 050)	R92	(R1 906)	–	R68 465
P Victor[5]	R40 636	R10 764	R30 589	(R3 467)	R155	(R4 117)	(R74 560)	–

1. Intrinsic values at the beginning and end of the year have been determined using the closing price of:
   30 June 2022 R371,68
   30 June 2021 R218,01
2. LTIs granted on 27 September 2021.
3. Change in intrinsic value for the year results from changes in share price.
4. Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2021 that was settled in the 2022 financial year. The difference between the long-term incentive gains disclosed in 2021 and the amount settled in 2022 is due to the difference in actual share price at vesting date and the share price at date of disclosure.
5. Mr Victor resigned effective 30 June 2022 and forfeited all unvested awards.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 45

SASOL LIMITED GROUP
REMUNERATION REPORT (CONTINUED)

D. SHARE APPRECIATION RIGHTS HOLDINGS – OUTSTANDING (VESTED)[1]

Executive Directors	Balance at beginning of year (number)	SARs forfeited[2] (number)	Balance at end of year (number)
FR Grobler	17 529	(17 529)	–
Total	**17 529**	**(17 529)**	**–**

1. Plan closed since 2015 with no new awards since that date.
2. SARs were forfeited as they were under-water at end of the 9-year expiry period and thus were not exercised.

E. FAIR VALUE OF SHARE APPRECIATION RIGHTS HOLDINGS[1]

Executive Directors	Fair value at beginning of year[2] R'000	Gain on exercise of share appreciation rights R'000	Change in fair value for the year[3] R'000	Effect of SARs forfeited[4] R'000	Fair value at end of year[2] R'000
FR Grobler	7	–	–	(7)	–
Total	**7**	**–**	**–**	**(7)**	**–**

1. Plan closed since 2015 with no new awards since that date.
2. Fair value at the beginning of year has been determined using the IFRS 2 option values on 30 June 2021.
3. Change in fair value for the year results from changes in share price.
4. All unvested SARs lapsed at the end of the expiry date due to the award price being higher than the market price.

F. SHARE APPRECIATION RIGHTS (SARS) EXERCISED

No SARs were exercised by Executive Directors during the year.

G. PROGRESS AGAINST MINIMUM SHAREHOLDING REQUIREMENT (MSR):

								Outstanding shares subject to continued employment only until 2026 (excluding accrued dividend equivalents, including RLTIs)			
Beneficial Shareholding	Minimum Shareholding Requirement (MSR) (R'000)	MSR Achievement period (CY)	Units	Beneficial share-holding – 30 June 2022 (R'000)	Post tax vestings – September 2022[1] (R'000)	Beneficial shareholding value (including September 2022 post tax vesting) (R'000)	% MSR Achieved – CY2022	Number of shares to vest in CY2023[2,3]	Number of shares to vest CY2024 – 2026[4,5,6]	Total number of vested shares subject only to continued employment	Pre-tax value of vested shares subject only to continued employment (up to CY2026)[8] (R'000)
FR Grobler	R22 050	2024	27 524	R9 189	R457	R9 646	44%	29 643	100 214	129 857	**R51 512**
VD Kahla	R5 099	2025	8 348	R3 081	R498	R3 578	70%	14 601	33 488	48 089	**R19 076**
P Victor[7]	R8 680	2024	–	–	–	–	–	–	–	–	**–**

1. Includes the 2nd tranche of the award made in September 2017. The CPT applied to this award was 26%.
2. Includes the 1st tranche of the award made in March 2020. The CPT applied to this award is 54,31%. (The annual September award of 2019 was delayed to March 2020 for EVPs who were subject to a closed trading period).
3. Includes the 2nd tranche of the award made in September 2018. The CPT applies to this award was 44,7%.
4. Includes the 2nd tranche of the award made in March 2020. The CPT applied to this award is 54,31%.
5. Includes the Restricted award made in December 2020. This award is only subject to a 5 year vesting period, no CPTs.
6. Includes the Restricted award made in September 2021. This award is only subject to a 5 year vesting period, not CPTs.
7. Mr Victor resigned from Sasol effective 30 June 2022 and sold his beneficial shares before the start of the statutory closed trading period. Awards which have not reached vesting date lapsed on resignation date.
8. Average June 2022 share price used (R396.68).

SASOL ANNUAL FINANCIAL STATEMENTS 2022 46

SASOL LIMITED GROUP
CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
SASOL LIMITED COMPANY
OTHER

Prescribed Officers

A. PRESCRIBED OFFICERS' REMUNERATION AND BENEFITS

	S Baloyi[3,4]		HC Brand		BE Klingenberg[12]		BP Mabelane[5]	
Prescribed Officers (SA)	**2022 R'000**	2021 R'000	**2022 R'000**	2021 R'000	**2022 R'000**	2021 R'000	**2022 R'000**	2021 R'000
Salary	**956**	–	**4 704**	4 200	**6 647**	6 046	**7 317**	5 606
Risk and Retirement funding	**215**	–	**1 487**	1 472	**2 074**	1 966	**372**	392
Vehicle benefit	**75**	–	**234**	234	**212**	212	**–**	–
Healthcare	**29**	–	**92**	86	**136**	114	**56**	44
Vehicle insurance fringe benefit	**2**	–	**6**	6	**6**	6	**–**	–
Security benefit	**–**	–	**6**	20	**200**	391	**–**	–
Other benefits	**332**	–	**4**	–	**7**	10	**5 004**	5 001
Total salary and benefits	**1609**	–	**6 533**	6 018	**9 282**	8 745	**12 749**	11 043
Annual short-term incentive[1]	**2 494**	–	**4 415**	6 852	**4 390**	8 940	**5 389**	7 698
Long-term incentive gains[2]	**3 687**	–	**13 169**	940	**9 912**	1 583	**–**	–
Total annual remuneration	**7 790**	–	**24 117**	13 810	**23 584**	19 268	**18 138**	18 741

	CK Mokoena		M Radebe[11]		CF Rademan[6,7]		HA Rossouw[8,9]	
Prescribed Officers (SA)	**2022 R'000**	2021 R'000	**2022 R'000**	2021 R'000	**2022 R'000**	2021 R'000	**2022 R'000**	2021 R'000
Salary	**5 927**	5 459	**–**	1 192	**2 027**	–	**1 737**	–
Risk and Retirement funding	**350**	324	**–**	166	**–**	–	**196**	–
Vehicle benefit	**–**	–	**–**	66	**–**	–	**–**	–
Healthcare	**115**	93	**–**	25	**–**	–	**–**	–
Vehicle insurance fringe benefit	**–**	–	**–**	2	**–**	–	**–**	–
Security benefit	**9**	12	**–**	22	**–**	–	**–**	–
Other benefits	**2**	5	**–**	784	**1 500**	–	**8 001**	–
Total salary and benefits	**6 403**	5 893	**–**	2 257	**3 527**	–	**9 934**	–
Annual short-term incentive[1]	**3 740**	6 300	**–**	–	**1 503**	–	**–**	–
Long-term incentive gains[2]	**6 985**	1 212	**4 819**	980	**–**	–	**–**	–
Total annual remuneration	**17 128**	13 405	**4 819**	3 237	**5 030**	–	**9 934**	–

	BV Griffith[10]		JR Harris[13]	
Prescribed Officers (International)	**2022 R'000**	2021 R'000	**2022 R'000**	2021 R'000
Salary	**8 745**	7 425	**–**	5 612
Risk and Retirement funding	**618**	441	**–**	325
Vehicle benefit	**–**	–	**–**	27
Healthcare	**314**	305	**–**	141
Vehicle insurance fringe benefit	**–**	–	**–**	–
Security benefit	**–**	–	**–**	1
Other benefits	**409**	349	**–**	1 762
Redundancy payment	**–**	–	**–**	1 019
Total salary and benefits	**10 086**	8 520	**–**	8 887
Annual short-term incentive[1]	**6 418**	8 022	**–**	3 642
Long-term incentive gains[2]	**11 940**	885	**–**	1 135
Total annual remuneration	**28 444**	17 427	**–**	13 664

1. Short-term incentives approved based on the Group results for 2022 and payable in the 2023 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2022 x Group STI achievement x BU achievement x Individual performance achievement.
2. Long-term incentives for 2022 represent the award made on 3 March 2020 or 31 October 2019 (Mr Baloyi). The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved (GEC: 54.31%; SVP: 77.15%) x June 2022 average share price. The actual vesting date for the annual awards is 3 March 2023 or October 2022 (Mr Baloyi), subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released on 3 March 2023 and the balance in March 2025, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3. Mr Baloyi was appointed from 1 April 2022. STI is calculated pro rata in respect of his SVP and EVP roles. Salary and benefits only disclosed from 1 April 2022.
4. Other benefits for Mr Baloyi include a relocation allowance of R306 000 and a settling-in allowance of R25 000.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 47

SASOL LIMITED GROUP

REMUNERATION REPORT (CONTINUED)

A. PRESCRIBED OFFICERS' REMUNERATION AND BENEFITS (CONTINUED)

5. Other benefits for Ms Mabelane include her subsidised business transport (R2 150), sign-on/buy-out award partially compensating for the loss of incentives and shares when she resigned from her previous employer (R5 000 000). This amount is made up of the second and third tranche of her staggered sign-on/ buy-out award of R11 000 000. The balance will be paid out in the next twelve months subject to continued service and further retention periods.
6. Mr Rademan was appointed from 9 March 2022.
7. Other benefits for Mr Rademan include a sign-on payment of R1 500 000 compensating for the incentive which he would have received from his previous employer if he did not resign.
8. Mr Rossouw was appointed as CFO designate from 4 April 2022 and became CFO and Executive Director on 1 July 2022.
9. Other benefits for Mr Rossouw include a buy-out payment of R8 000 000, tied to a retention period of twenty-four months from date of payment, as compensation for incentives forfeited upon resigning from his previous employer. Mr Rossouw was CFO designate until 30 June 2022. He was not eligible for a 2022 STI award.
10. Mr Griffith is appointed in the USA. Dollar denominated salary and benefits have been converted to ZAR using the monthly average of daily closing exchange rates. ZAR/USD depreciation contributes to increase in year-on-year totals.
11. Mr Radebe retired in 2021. These awards were granted during his employment and were treated in terms of the "good leaver" rules.
12. Mr Klingenberg handed over all executive responsibilities to Mr Baloyi by 1 April 2022 when he ceased to be a Prescribed Officer. Full year's remuneration is disclosed in the interest of transparency. Mr Klingenberg will retire on 31 August 2022.
13. Mr Harris's position was declared redundant effective 18 January 2021.

B. UNVESTED LTI HOLDINGS (NUMBER)

Prescribed Officers	Cumulative balance at beginning of year	Granted in 2022[2]	Effect of corporate performance targets	Dividend equivalents	Long-term incentives settled	Effect of change in Prescribed Officers	Cumulative balance at the end of the year
S Baloyi[1]	–	23 749	–	–	–	28 291	52 040
HC Brand	118 070	26 933	(1 941)	216	(4 214)	–	139 064
BV Griffith	115 428	35 267	(1 851)	158	(4 576)	–	144 426
BE Klingenberg[1]	140 679	37 487	(8 133)	364	(8 818)	(161 579)	–
BP Mabelane	88 393	32 010	–	–	–	–	120 403
CK Mokoena	99 023	26 418	(6 224)	278	(6 317)	–	113 178
HA Rossouw[1]	–	32 734	–	–	–	–	32 734
Total	**561 593**	**214 598**	**(18 149)**	**1 016**	**(23 925)**	**(133 288)**	**601 845**

1. Mr Klingenberg resigned from office on 31 March 2022 but remains in service until his retirement date in August 2022. Messrs Baloyi and Rossouw were appointed to the GEC on 1 April and 4 April 2022 respectively. Mr Rossouw was appointed as an Executive Director effective 1 July 2022.





SASOL ANNUAL FINANCIAL STATEMENTS 2022 48

SASOL LIMITED GROUP CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
SASOL LIMITED COMPANY
OTHER

C. UNVESTED LTI HOLDINGS (INTRINSIC VALUE)

Prescribed Officers	Cumulative intrinsic value at beginning of year[2] $'000 and R'000	Intrinsic value of awards made during the year[3] $'000 and R'000	Change in intrinsic value for the year[4] $'000 and R'000	Effect of corporate performance targets $'000 and R'000	Dividend equivalents $'000 and R'000	LTIs settled[5] $'000 and R'000	Effect of change in Prescribed Officers $'000 and R'000	Cumulative intrinsic value at end of year[2] $'000 and R'000
S Baloyi[1]	–	R8 091	R1 072	–	–	–	R10 179	R19 342
HC Brand	R25 740	R7 079	R20 515	(R584)	R65	(R1 128)	–	R51 687
BV Griffith	$1 770	$623	$1 051	($36)	$3	($81)	–	$3 330
BE Klingenberg[1]	R30 669	R9 852	R21 483	(R2 447)	R110	(R2 306)	(R57 361)	–
BP Mabelane	R19 271	R8 413	R17 067	–	–	–	–	R44 751
CK Mokoena	R21 588	R6 943	R17 279	(R1 873)	R84	(R1 955)	–	R42 066
HA Rossouw[1]	–	R13 378	(R1 211)	–	–	–	–	R12 167

1. Mr Klingenberg resigned from office on 31 March 2022 as Prescribed Officer. He remains in service until 31 August 2022 when he retires. Messrs Baloyi and Rossouw were appointed to the GEC on 1 April and 4 April 2022 respectively. Mr Rossouw was appointed as an Executive Director effective 1 July 2022. He was CFO designate in 2022.
2. Intrinsic values at the beginning and end of the year have been determined using the closing price of:
   30 June 2022 R371.68 ($23,06)
   30 June 2021 R218,01 ($15,33)
3. LTIs granted on 27 September 2021 and 25 May 2022.
4. Change in intrinsic value for the year results from changes in share price.
5. Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2021 that was settled in the 2022 financial year. The difference between the long-term incentive gains disclosed in 2021 and the amount settled in 2022 is due to the difference in actual share price at vesting date and the share price at date of disclosure.

D. SHARE APPRECIATION RIGHTS HOLDINGS – OUTSTANDING (VESTED)[1]

Prescribed Officers	Balance at beginning of year (number)	SARs exercised (number)	Effect of SARs forfeited (number)[2]	Balance at end of year (number)
HC Brand	12 013	–	(12 013)	–
BV Griffith	21 988	–	(21 988)	–
BE Klingenberg	31 197	–	(31 197)	–
Total	**65 198**	**–**	**(65 198)**	**–**

1. Plan closed since 2015 with no new awards since that date.
2. SARs were forfeited as they were under-water at end of the 9-year expiry period and thus were not exercised.

E. FAIR VALUE OF SHARE APPRECIATION RIGHTS HOLDINGS[1]

Prescribed Officers	Fair value at beginning of year[2] R'000	Gain on exercise of share appreciation rights R'000	Change in fair value for the year[3] R'000	Effect of SARs forfeited[4] R'000	Fair value at end of year[2] R'000
HC Brand	4	–	–	(4)	–
BV Griffith	8	–	–	(8)	–
BE Klingenberg[5]	12	–	–	(12)	–
Total	**24**	**–**	**–**	**(24)**	**–**

1. Plan closed since 2015 with no new awards since that date.
2. Fair value at the beginning of year has been determined using the IFRS 2 option values on 30 June 2021.
3. Change in fair value for the year results from changes in share price.
4. All unvested SARs lapsed at the end of the expiry date due to the award price being higher than the market price.
5. Mr Klingenberg resigned from office on 31 March 2022 but remains in service until 31 August 2022 when he retires.

F. SHARE APPRECIATION RIGHTS (SARS) EXERCISED

No SARs were exercised by Prescribed Officers during the year.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 49

SASOL LIMITED GROUP

REMUNERATION REPORT (CONTINUED)

G. PROGRESS AGAINST MINIMUM SHAREHOLDING REQUIREMENT (MSR):

								Vested shares subject to continued employment only until 2026 (excluding accrued dividend equivalents, including RLTIs)			
Beneficial Shareholding	Minimum Shareholding Requirement (MSR) (R'000)	MSR Achievement period (CY)	Units	Beneficial share-holding – 30 June 2022 (R'000)	Post tax vesting – September/ October 2022[1,2,3] (R'000)	Beneficial shareholding value (incl. Sept/Oct 2022 post tax vesting) (R'000)	% MSR Achieved – CY2022 (R'000)	Number of shares to vest in CY2023[4,5,7]	Number of shares to vest CY2024 – 2026[8,9]	Total number of vested shares subject only to continued employment	Pre-tax value of vested shares subject only to continued employment (up to CY2026)[12] (R'000)
S Baloyi[6]	R3 570	2028	8	R2	R1 313	R1 315	37%	5 969	12 539	18 508	R7 342
HC Brand	R4 270	2026	14 091	R3 391	R1 686	R5 077	119%	15 712	31 882	47 594	R18 880
BV Griffith	$465	2026	4 268	$70	$199	$269	58%	8 443	32 783	41 225	$1 027
BE Klingenberg	R5 943	2026	–	–	R594	R594	10%	15 782	37 719	53 501	R21 223
BP Mabelane	R5 075	2026	–	–	–	–	–	–	–	–	–
CK Mokoena	R4 188	2026	6 662	R1 774	R225	R1 999	48%	11 320	26 581	37 900	R15 034
HA Rossouw[10]	R11 200	2027	–	–	–	–	–	–	–	–	–
CF Rademann[11]											

1. Includes the 2nd tranche of the award made in September 2017. The CPT applied to this award was 26% (EVP-Mr Klingenberg) and 56% (Messrs Brand & Griffith in their previous SVP roles).
2. Includes the 1st tranche of the award made in October 2019 to Messrs Baloyi and Griffith (in their previous roles as SVPs). The CPT applied to this award is 54,31%.
3. Includes the award made in October 2019 to Messrs Baloyi, Brand and Griffith in their previous roles as SVPs. This award was not subject to CPTs.
4. Includes the 1st tranche of the award made in March 2020 to EVPs. The CPT applied to this award is 54,31%. (The annual September award of 2019 was delayed to March 2020 for EVPs who were subject to a closed trading period).
5. Includes the 2nd tranche of the award made in September 2018. The CPT applied to this award was 44,7% for EVPs Mr Klingenberg and Ms Mokoena and 66,8% for Messrs Brand and Griffith in respect of their previous roles as SVPs.
6. Includes the 1st tranche of the 70% portion not subject to CPT of the December 2020 award, made to Mr Baloyi in his previous role as SVP.
7. Includes the 2nd tranche of the award made in October 2019. The CPT applied to this award is 54,31%.
8. Includes the 2nd tranche of the award made in March 2020. The CPT applied to this award is 54,31%.
9. Includes the 1st tranche of the 70% portion not ubject to CPT of the September 2021 award, made to Mr Baloyi in his previous role as SVP.
10. Mr Rossouw, as CFO from 1 July 2022, is subject to an MSR calculated at 2 x annual pensionable remuneration to be achieved within 5 years of appointment.
11. Mr Rademann is excluded from the MSR requirement as he does not participate in the LTI plan.
12. Average June 2022 share price used (R396.68; $24.90).

H. BENEFICIAL SHAREHOLDING (NUMBER OF SHARES)

	2022	2021
Beneficial shareholding[1]	**Total beneficial shareholding**	Total beneficial shareholding
Executive directors		
FR Grobler	**27 524**	20 402
VD Kahla	**8 348**	4 557
P Victor	**–**	12 507
Non-executive directors[2]		
MBN Dube	**24**	24
ZM Mkhize[3]	**186**	181
NNA Matyumza	**6**	6
S Subramoney	**2 548**	–
Total	**38 636**	37 677

	2022	2021
Beneficial shareholding[1]	**Total beneficial shareholding**	Total beneficial shareholding
Prescribed Officers		
S Baloyi	**8**	–
HC Brand	**14 091**	19 091
BV Griffith	**4 268**	–
CK Mokoena	**6 662**	3 468
Total	**25 029**	22 559

1 Unvested Long-term incentives for Executive Directors not included.

2 Direct beneficial shareholding comprises Sasol Ordinary and Sasol BEE ordinary shares as well as Sasol ADRs.

3 Resigned with effect 19 November 2021.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 50

SASOL LIMITED GROUP CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
SASOL LIMITED COMPANY
OTHER

I. NON-EXECUTIVE DIRECTORS' REMUNERATION

Non-Executive directors	Board Meeting Fees [1, 2, 3, 4] R'000	Lead Independent Director Fees [1, 3, 4] R'000	Committee fees [1, 3, 4] R'000	Ad Hoc or special purpose board committee R'000	VAT R'000	Other R'000	Total 2022 R'000	Total 2021 R'000
SA Nkosi (Chairman)	4 458				669		**5 127**	5 326
S Westwell (Lead Independent Director)	1 808	758	1 347	–	–		**3 913**	3 960
C Beggs[5]	245		79	–	48		**372**	2 469
MJ Cuambe[6]	1 663		578	–	336		**2 577**	2 698
MDN Dube[7]	1 808		893	–	–		**2 701**	2 611
M Flöel[8]	1 808		765	–	–	(79)	**2 494**	2 762
K Harper	1 686		310	–	–		**1 996**	1 855
GMB Kennealy[9]	1 486		664	–	323		**2 473**	2 067
NNA Matyumza	1 486		450	–	290		**2 226**	2 294
ZM Mkhize[10]	629		62	–	104		**795**	1 853
MEK Nkeli	1 486		605	–	314		**2 405**	2 296
PJ Robertson[10]	775		371	–	–		**1 146**	2 733
S Subramoney[11]	1 486		410	–	285		**2 181**	616
Total	20 824	758	6 534	–	2 369	(79)	**30 406**	33 540

1. Fees for Q1 and Q2 of FY22 are based on previous fee structure. Fees for Q3 and Q4 are based on the new fee structure effective 1 January 2022.
2. Members of the Board agreed to a voluntary reduction of Board fees effective 01 November 2020 of 20% (still applicable for Q1 and Q2).
3. Fees exclude VAT.
4. Board and Committee fees are based in USD, thus impacted by USD/ZAR foreign exchange rates at date of payment for resident non-executive directors. For Non-Executive Directors permanently residing outside of the UK, Europe and North America, a spot rate on 25 August 2021 and 30 November 2021 was used for September 2021 and December 2021 payments respectively. Effective 1 January 2022, the exchange rate will be fixed for a 12 month period, using the average exchange rate over the preceding June to October period.
5. Mr Beggs retired from the Board and its Committees effective 31 August 2021, hence only two thirds of the quarterly Board and Committee fees were paid for the first quarter.
6. Mr Cuambe was appointed as a member of Remuneration Committee effective 19 November 2021 and received one third of the Remuneration Committee fee.
7. Ms Dube was appointed to the Nomination and Governance Committee effective 1 October 2021.
8. Dr Flöel resigned as a member of the Nomination and Governance Committee and was appointed to the Safety, Social and Ethics Committee effective 1 October 2021.
9. Ms Kennealy was appointed as Chairman of the Audit Committee, effective 1 September 2021 and received one third of the Audit Chair and two thirds of the Audit member fees. Ms Kennealy was appointed as member of the Nomination and Governance Committee effective 1 October 2021.
10. Messrs Mkhize and Robertson retired from the Sasol Limited Board and its Committees effective 19 November 2021. The payment for Q2 was for two thirds of the quarterly Board and Committee fees.
11. Mr Subramoney appointed a member of Remuneration Committee effective 1 October 2021.





SASOL ANNUAL FINANCIAL STATEMENTS 2022 51